Exhibit 99.63

NexTech AR Solutions Corp.

349 Carlaw Ave Suite 304

Toronto, ON M4M 2T1

NEWS RELEASE

NexTech Lands AR eCommerce Deal with Touchstone Home Products

July 17th, 2019 – New York, NY - Toronto, ON – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB:NEXCF) (CSE:NTAR) (FSE:N29) is pleased to announce that it has entered into an agreement with Touchstone Home Products to ARitize™ its product line. NexTechAR and Touchstone Home Products, Inc. are launching a 6 product step-off into web-based AR experiences for e-retail, with future plans to fully ARitize the Touchstone Home Products, Inc. line of home furnishings, harnessing the power of conversion-boosting webAR experiences.

Frank Quinlisk, Touchstone Home Products Vice President of Marketing, explains, “Furniture shopping is a very tangible process. With NexTech AR technology, we are able to bring our TV Lift Cabinet and Fireplace showroom experiences to life. Online shoppers can view the TV lift cabinet or Electric Fireplaces from every angle and zoom in to see the quality construction up close. We are pleased to offer this in-depth product view to our customers who aren’t able to visit our showroom in person”.

NexTech’s ARitize™ eCommerce solution is a monthly software as a service (SaaS) software licensing and delivery model in which software is licensed on a subscription basis while being centrally hosted in the cloud. NexTech’s SaaS subscription platform enables companies like Touchstone to transform 2D images into true 3D AR experiences. Utilizing simple embed coding, NexTech’s browser-based technology eliminates the gap online shoppers feel between themselves and the product, allowing them to effectively try or place the product in their home before they buy it.

“I am pleased that we are continuing to execute on our business plan of signing up customers to our SaaS subscription platform for our webAR e-commerce solutions, as every customer we sign up brings us one step closer to profitability” comments Evan Gappelberg, CEO of NexTech. “Our webAR product images and rotation capabilities are the best on the market and will enable buyers to fully examine and understand the product before they buy, similar to how they would experience in-store shopping. We’re excited to help Touchstone provide its customers with a one-of-a-kind immersive eCommerce experience.”

Gartner reports 100 million consumers will shop in augmented reality online and in-store by 2020. NexTech is building out its AR and AI eCommerce offerings, which include using AI to create a guided and knowledgeable curator that can be programmed to be used for eCommerce or for education in the medical device market.

About NexTech AR Solutions Corp.

NexTech has a two pronged strategy for rapid growth including growth through acquisitions as well as by bringing a next-generation web-enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress, its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the company’s patent-pending platform offers the most technologically advanced 3D AR/AI technology anywhere.  NexTech’s ARitize™ eCommerce solution is a monthly SaaS subscription platform that enables retailers to transform 2D images into true 3D AR experiences. The company has created the AR industry’s first end-to-end affordable, intelligent, frictionless, scalable platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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